UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X . Form 20-F         . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

______________________________________________________________________________

TOMBSTONE EXPLORATION CORPORATION

Stock-for-Stock Exchange Agreement

On December 10, 2013, Tombstone Exploration Corporation, a Canadian federal corporation (“Tombstone” or the “Company”), entered into a Stock-for-Stock Exchange Agreement (the “Agreement”) with EuroGas, Inc., a Utah corporation (“EuroGas Utah”), and EuroGas AG, a Swiss stock corporation (“EuroGas Swiss”).  Pursuant to the Agreement, EuroGas Utah exchanged two hundred forty million (240,000,000) shares of EuroGas Swiss’ common stock representing approximately twenty six percent (26%) of EuroGas Swiss’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of Tombstone’s common stock.  Additionally, EuroGas Utah shall finance Tombstone’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period.

The foregoing summary description of the terms of the Agreement may not contain all information that is of interest to the reader.  For further information regarding the terms and conditions of the Agreement, reference is made to the Agreement, a copy of which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Unregistered Sales of Equity Securities

The information set forth above in this Current Report on Form 6-K is incorporated herein by this reference.

Exemption from Registration. The shares of Common Stock referenced herein were issued in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act of 1933, as amended (“Securities Act”), for transactions by an issuer not involving a public offering, or Regulation D promulgated thereunder, or Regulation S for offers and sales of securities outside the U.S., based upon the following: (a) each of the persons to whom the shares of Common Stock were issued (each such person, an "Investor") confirmed to the Company that it or he has such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities, (b) there was no public offering or general solicitation with respect to the offering of such shares, (c) each Investor was provided with certain disclosure materials and all other information requested with respect to the Company, (d) each Investor acknowledged that all securities being purchased were being purchased for investment intent and were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act and (e) a legend has been, or will be, placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

Exhibit Index

Exhibit No.	Description
10.1	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013

[SIGNATURES ON NEXT PAGE]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2013	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer